UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes       No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes       No     X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), pursuant to the provisions of the Spanish Securities Market Act, hereby proceeds by means of the present document to notify the following:

OTHER RELEVANT INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (“Banco Sabadell”) and authorized by the Spanish Securities Market Commission (CNMV) on September 5, 2025 (the “Offer”), and whose acceptance period ended on October 10, 2025, BBVA, in response to a request from the CNMV and for information purposes only, hereby announces that:

As stated in section II.4.1.1 of the Offer prospectus, the effectiveness of the Offer is subject to the condition that the Offer is accepted by a number of Banco Sabadell shares that allows BBVA to acquire at least more than half of the voting rights of Banco Sabadell’s shares at the end of the acceptance period, excluding any treasury shares held by Banco Sabadell at that time.

In relation to the foregoing, Banco Sabadell has informed CNMV, which in turn has communicated such information to BBVA, that as of October 10, 2025, it directly and indirectly holds 26,280,538 treasury shares, representing 0.52% of its share capital. Therefore, the total number of Banco Sabadell shares excluding treasury stock amounts to 4,997,397,194 (4,997,397 voting rights).

Taking the above into account, it is announced that the minimum number of Banco Sabadell shares that must accept the Offer in order for the aforementioned minimum acceptance condition to be met is 2,498,699,000 Banco Sabadell shares (2,498,699 voting rights).

Madrid, October 14, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 14, 2025
By: /s/ Victoria del Castillo Marchese

Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A